FOR IMMEDIATE RELEASE	July 27, 2023

Micromem Receives Second Purchase Order

Toronto, Ontario and New York, New York, July 27, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to announce that the Company has received a second purchase order for an ARTRA unit for delivery to Romania. This build is the first order for a unit for use in the natural gas industry and follows the order previously announced on July 5th for the oil well project.  This additional purchase order expands the market opportunities for Micromem with our Romanian partners. With ongoing global supply chain constraints, Micromem's expected delivery of this unit is 16-18 weeks, with evaluation to take an additional 4-6 weeks.  When the initial unit is shipped to Romania, Micromem will report revenues from this product sale. This unit will be built by our California-based contractor/partner, Entanglement Technologies.

Once this unit is certified by our client in Romania, the go forward project will be to create an interconnected "smart gas well" system.  This version of the unit will then be further developed with new performance and analytics functionality, it is expected that the analytics for this application will be ready for installation once this unit arrives. Our client operates approximately 3,000 gas wells in Romania; there is a total of approximately 10,000 producing gas wells in the country.

Micromem is enthusiastic about the opportunity to work with its partners in Romania and the project management team referenced in our news release on June 5th.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued 506,686,137

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com